Exhibit 99.1

EZCHIP SEMICONDUCTOR LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of EZchip Semiconductor Ltd. (the “Company”):

The Company cordially invites you to attend the Extraordinary General Meeting of Shareholders of the Company (the “General Meeting”) to be held on Tuesday, January 19, 2016 at 8:00 p.m. (Israel time), at the Company’s principal executive offices at 1 Hatamar Street, Yokneam 2069206, Israel (the telephone number at that address is +972-4-959-6666), and thereafter, as it may be adjourned from time to time.

The agenda for the General Meeting is (a) the approval of (i) the Agreement of Merger dated as of September 30, 2015 by and among the Company, Mellanox Technologies, Ltd., an Israeli company (“Parent”), and Mondial Europe Sub Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), as amended by Amendment No. 1 to the Agreement of Merger, dated as of November 17, 2015 (as amended, the “Merger Agreement”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Parent (the “Merger”); (iii) the payment of consideration of US$25.50 in cash, without interest and subject to applicable withholding taxes, for each ordinary share, par value NIS 0.02 per share, of the Company (the “Ordinary Shares”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as will be detailed in the Company’s proxy statement for the General Meeting; and (b) the determination that the foregoing is in the best interest of the Company (collectively, the “Merger Proposal”).

As announced by the Company on November 17, 2015, the Company is actively soliciting alternative acquisition offers from third parties during a 30-day “go-shop” period, commencing on November 17, 2015 and expiring December 16, 2015.  In the event that no superior proposal is obtained during the 30-day “go shop” period, then, following the completion of the “go shop” period, the Company will prepare and mail to its shareholders in advance of the General Meeting, a proxy statement.  The proxy statement will be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and will be available to the public on the SEC’s website at http://www.sec.gov and the Company’s website at www.ezchip.com, and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il.  A form of proxy card will be enclosed with the proxy statement.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

Record Date

Only shareholders of record at the close of business on December 18, 2015 (the “Record Date”) will be entitled to receive notice of, and to vote at, the General Meeting.

A shareholder, whose Ordinary Shares are registered with a member of TASE, is required to prove his or her share ownership to vote at the General Meeting.  Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his or her address (in consideration of mailing fees only).  Such a request should be made in advance for a specific securities account.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them more than 50% of the Company’s issued and outstanding share capital.  Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner.  While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

           The approval of the Merger Proposal requires the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions).  If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to January 26, 2016, at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Position Statements by Shareholders

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the General Meeting (“Position Notice”).  Position Notices must be in English and may be sent to the Company’s offices at the address below.  Any Position Notice received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and the Company’s website at www.ezchip.com, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il.  The last date for issuance of such Position Notices to the Company is January 9, 2016, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the ICL is November 26, 2015.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Notices posted on the ISA website, unless the shareholder notified the TASE member that he or she is not interested; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.

All shareholders are entitled to contact the Company directly and receive the text of the proxy materials and any Position Notice.  Once made available to the public as described above, such documents will also be available for inspection at the Company’s offices, which are located at 1 Hatamar Street, Yokneam 2069206, Israel, during regular business hours and subject to prior coordination.  The Company’s phone number is +972-4-959-6666.

By Order of the Board of Directors Benny Hanigal Chairman of the Board of Directors